Blue Calypso, Inc.

19111 North Dallas Parkway, Suite 200

Dallas, Texas 75287

(972) 695-4776

January 17, 2012

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Larry Spirgel, Kate Beukenkamp, Celeste M. Murphy, Sharon Virga and Terry French

Re:          Blue Calypso, Inc.

Registration Statement on Form S-1, originally filed on November 8, 2011

File No. 333-177828, as amended (the “Registration Statement”)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Blue Calypso, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement so that it may become effective at 10:00 a.m., Eastern Time, on January 19, 2012, or as soon thereafter as practicable.

In connection with the Company’s request for acceleration of the effective date of the Registration Statement, the Company acknowledges the following:

•                                          should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Rick A. Werner, Esq. at (212) 659-4974.

Very truly yours,

Blue Calypso, Inc.

By:	/s/ Andrew Levi
Andrew Levi
Chief Executive Officer